This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated July 27, 2001 and the related Letter of Transmittal and any amendments or supplements thereto, and is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. The Purchaser is not aware of any state or jurisdiction where the making of the Offer or the acceptance of Shares is prohibited by any applicable law. If the Purchaser becomes aware of any state or jurisdiction where the making of the Offer or the acceptance of Shares is not in compliance with any applicable law, the Purchaser will make a good faith effort to comply with such law. If, after such good faith effort, the Purchaser cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state or jurisdiction. In any state or jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such state or jurisdiction.

Notice of Offer to Purchase for Cash Any and All of the Outstanding Shares of Common Stock (Together with the Associated Preferred Stock Purchase Rights) of Peapod, Inc.

at

$2.15 Net Per Share of Common Stock

by

Bean Acquisition Corp.
an indirect wholly owned subsidiary of
Koninklijke Ahold N.V.
(Royal Ahold)

Bean Acquisition Corp. (the "Purchaser"), a Delaware corporation, and an indirect wholly owned subsidiary of Koninklijke Ahold N.V., ("Royal Ahold"), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands, is offering to purchase any and all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Peapod, Inc. ("Peapod"), a Delaware corporation, together with the associated Rights (as defined below), at a price of $2.15 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Unless the context indicates otherwise, all references to the Shares shall include the associated preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Stockholders Rights Agreement, amended and restated as of October 12, 2000, and amended as of July 16, 2001, by and between Peapod and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, AUGUST 23, 2001, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon any minimum number of Shares being tendered. However, the Offer is conditioned upon the satisfaction of certain terms and conditions described in "The Tender Offer--Section 12--Conditions of the Offer" of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 16, 2001, as amended, by and among Royal Ahold, Ahold U.S.A. Holdings, Inc., the Purchaser and Peapod (the "Merger Agreement"). The Merger Agreement provides that, subsequent to the Offer and upon the terms and subject to the conditions of the Merger Agreement, the Purchaser will be merged with and into Peapod (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the separate corporate existence of the Purchaser shall cease and Peapod will continue as the surviving corporation and become an indirect wholly owned subsidiary of Royal Ahold. At the Effective Time, except for (1) Shares and Series C Shares which are held by Peapod or in the treasury of Peapod, or which are held by Royal Ahold or any direct or indirect subsidiary of Royal Ahold (including the Purchaser), all of which shall cease to be outstanding and shall be canceled and none of which shall receive any payment with respect thereto and (2) Shares held by stockholders exercising their rights to seek appraisal, each Share issued and outstanding immediately prior to the Effective Time and all rights in respect thereof shall cease to exist and be converted into and represent the right to receive an amount in cash, without interest thereon, equal to $2.15. The Merger Agreement is more fully described in "Special Factors--The Merger Agreement" of the Offer to Purchase.

The Board of Directors of Peapod, based upon the unanimous recommendation of a Special Committee of independent directors of the Peapod Board, (1) has determined that the merger agreement, the offer and the merger are fair to and in the best interests of the stockholders of peapod (other than Royal Ahold and its affiliates); (2) has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the offer and the merger; and (3) has resolved, subject to the terms and conditions of the merger agreement, to recommend that Peapod's stockholders accept the Offer, tender their Shares pursuant to the offer and approve and adopt the Merger Agreement and the Merger if submitted for their approval.

Stockholders of record who tender their Shares directly to Wilmington Trust Company, as Depositary (the "Depositary"), will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, transfer taxes. Stockholders who hold their Shares through a broker or other nominee should consult with such institution as to whether it charges any service fees. Royal Ahold or its subsidiaries will pay the expenses of the Depositary and Morrow & Co., Inc., which is acting as the Information Agent (the "Information Agent") in connection with this Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if, as and when the Purchaser gives oral or written notice to the Depositary of such acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase); (2) a properly completed and duly executed Letter of Transmittal (or a copy thereof) properly completed and duly executed with any required signature guarantees or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer; and (3) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions thereof and to this Offer to Purchase.

The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, August 23, 2001, unless and until the Purchaser, in its sole discretion (but subject to the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended, shall expire. The Purchaser may extend the Offer beyond the initial Expiration Date, without the consent of Peapod, in the following events: (1) from time to time if, at the initial Expiration Date (or the extended expiration date of the Offer, if applicable), any of the conditions to the Offer, shall not have been satisfied or waived; (2) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or any period required by applicable law;
(3) for an aggregate period not to exceed twenty business days (for all such extensions), if all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn is insufficient to result in the Purchaser owning at least 90% of the Shares then outstanding on a fully diluted basis (without giving effect to the exercise of any warrants); or
(4) pursuant to an amendment to the Offer providing for a "Subsequent Offering Period" not to exceed twenty business days, to the extent permitted under, and in compliance with, Rule 14d-11 of the Securities Exchange Act of 1934 (the "Exchange Act"). Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares except for an extension pursuant to Rule 14d-11 under the Exchange Act. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser has no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service.

Subject to the terms of the Merger Agreement, if any of the conditions specified "The Tender Offer--Section 12--Conditions to the Offer" shall have not been satisfied, the Purchaser may waive or amend such conditions to the Offer and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not properly withdrawn or delay acceptance for payment or payment for Shares, subject to applicable law, or terminate the Offer as to any Shares not then paid for. Without the consent of Peapod, the Purchaser cannot change the form of consideration to be paid in the Offer, decrease the price per Share, impose any additional conditions to the Offer or amend any term or any additional conditions to the Offer in a manner that would adversely affect the stockholders of Peapod.

If the Purchaser commences a Subsequent Offering Period, U.S. federal securities laws require the Purchaser to accept immediately for payment all tenders of Shares during a Subsequent Offering Period and to pay promptly for all Shares tendered in any Subsequent Offering Period. The same consideration will be paid to stockholders tendering Shares in the Offer or in any Subsequent Offering Period.

Tenders of Shares made pursuant to the Offer are irrevocable other than as provided by applicable law and the Merger Agreement except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may be withdrawn at any time after September 24, 2001, or at such later time as may apply if the Offer is extended beyond that date (excluding any Subsequent Offering Period). In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. Shares tendered pursuant to the procedure for book-entry transfer (as set forth in "The Tender Offer--Section 3--Procedures for Tendering Shares") may be withdrawn only by means of the withdrawal procedures made available by the Book-Entry Transfer Facility, must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures.

Withdrawals of tendered Shares may not be rescinded without the Purchaser's consent and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of Royal Ahold, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. However, any Shares properly withdrawn may be re-tendered at any time prior to the Expiration Date by following any of the procedures described in "The Tender Offer--Section 3--Procedures for Tendering Shares" of the Offer to Purchase. The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 and Rule 13e-3(e)(1) under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

The receipt of cash for Shares pursuant to the Offer or the Merger by a U.S. Holder will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Shares whom for United States federal income tax purposes is
(1) a citizen or resident of the United States; (2) a corporation or partnership organized in or under the laws of the United States or any State thereof (including the District of Columbia); (3) an estate the income of which is subject to United States federal income taxation regardless of its source; or
(4) a trust, if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control. Peapod has provided the Purchaser with Peapod's stockholder list and security position listings in respect of the Shares for the purpose of disseminating the Offer to holders of the Shares. The Offer to Purchase, the Letter of Transmittal and any other relevant materials will be sent to record holders of Shares whose names appear on Peapod's list of holders of the Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names or the names of whose nominees appear on Peapod's stockholder list, or, where applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should read both carefully in their entirety before making any decision with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser's expense.

The Information Agent for the Offer is:

MORROW & CO., INC.
445 Park Avenue, 5th Floor
New York, New York 10022
Call Collect (212) 754-8000

Shareholders Please Call: (800) 607-0088
E-Mail: peapod.info@morrowco.com

July 27, 2001